Exhibit 99.1

SUPERVISORY BOARD APPROVES DOMINATION AND PROFIT TRANSFER AGREEMENT WITH BCP CRYSTAL ACQUISITION GMBH & Co. KG

Kronberg, Germany -- (CZZ: FSE): At an extraordinary meeting on June 22, 2004, the Supervisory Board of Celanese AG approved a domination and profit transfer agreement which was concluded with BCP Crystal Acquisition GmbH & Co. KG ("BCP") the same day.

As part of the domination and profit transfer agreement, BCP will be offering cash compensation to shareholders to purchase their shares for E41.92 per registered share. BCP will also guarantee that Celanese AG will provide those shareholders who wish to retain their shares in Celanese AG a gross dividend of E3.27 per registered share (current net dividend E2.89 per registered share) for each full business year.

For the company valuation on which the level of the cash compensation and guaranteed dividend are based, the Board of Management of Celanese AG and the management of BCP were advised by the financial auditors Ernst & Young. PricewaterhouseCoopers, who were, in accordance with the applicable German law, appointed by court order to audit the domination and profit transfer agreement, confirmed that the compensation and the guaranteed dividend were appropriate.

As the domination and profit transfer agreement requires shareholder approval, Celanese has decided to call an Extraordinary General Meeting for July 30/31, 2004 to be held in Oberhausen, Germany.

At the time the mandatory compensation offer described in this document is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory compensation offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory compensation offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the mandatory compensation offer free of charge from BCP and documents filed by Celanese AG in connection with the mandatory compensation offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

For holders of Ordinary Shares in the United States:

No vote or consent of any shareholder is being sought or solicited hereby. BCP has approved the domination and profit transfer agreement and has agreed to vote in favour of approval of a shareholders resolution approving the domination and profit transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.